UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 22, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date October 22, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 15-30-TR	Date:	October 22, 2015
TECK REPORTS UNAUDITED THIRD QUARTER RESULTS FOR 2015

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported adjusted profit attributable to shareholders of $29 million, or $0.05 per share, in the third quarter of 2015. Teck also reported non-cash after-tax impairment charges of $2.2 billion resulting in a third quarter loss attributable to shareholders of $2.1 billion, or $3.73 per share. The impairment charges are non-cash revaluations of assets to reflect lower market expectations of commodity prices.

“We are taking significant steps to meet the challenge of low commodity prices,” said Don Lindsay, President and CEO. “We have reduced costs throughout the company and we’ve raised nearly $1 billion in two streaming transactions. We used a portion of those proceeds to reduce debt by $400 million and our current cash balance of $1.8 billion exceeds our remaining $1.5 billion share of capital required for Fort Hills.”

Highlights and Significant Items

—	Gross profit before depreciation and amortization was $670 million in the third quarter compared with $752 million in the third quarter of 2014.

—	Cash flow from operations, before working capital changes, was $302 million in the third quarter of 2015 compared with $553 million a year ago.

—	Adjusted EBITDA (not including non-cash impairment charges of $2.9 billion) was $389 million in the third quarter. Adjusted EBITDA before final pricing adjustments was $530 million.

—	We recorded impairment charges in the aggregate of $2.2 billion on an after-tax basis ($2.9 billion pre-tax) including $1.5 billion on our steelmaking coal assets, $0.3 billion on copper and $0.4 billion on the Fort Hills oil sands project resulting in a loss attributable to shareholders of $2.1 billion.

—	Our debt to debt-plus-equity ratio was 36% at September 30, and our net debt to net-debt-plus-equity ratio was 32%. Giving effect to the impairments and our recent streaming transaction and debt repayments, our pro forma debt to debt-plus-equity ratio and net debt to net-debt-plus-equity ratios at September 30, 2015 were 35% and 30%, respectively.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—	Subsequent to quarter end, we completed the sale of a silver stream linked to our share of the Antamina mine. Taken together with the gold stream sold from the Carmen de Andacollo Operations which closed during the third quarter, these transactions have increased our cash position by approximately $1 billion.

—	Our cash balance of $1.8 billion as of October 21 is more than our $1.5 billion share of costs required to complete Fort Hills. We also have an additional US$3 billion undrawn credit facility that can be used for general corporate purposes and US$1.2 billion available for cash draws or for letters of credit. We have certain contractual arrangements that may result in us having to issue letters of credit that would utilize substantially all of this US$1.2 billion facility.

—	Our cost reduction program combined with a falling Canadian dollar, lower oil prices, and higher copper grades have contributed to reduce our U.S. dollar unit costs for our products with copper and steelmaking coal unit costs falling by US$0.20 per pound and US$20 per tonne, respectively, compared to last year.

—	In response to steelmaking coal market conditions, our steelmaking coal mines took three-week shutdowns during the third quarter to reduce production and product inventory. In the fourth quarter we expect that production rates will be aligned with sales volumes.

—	We have reached agreements with the majority of our customers for the fourth quarter of 2015, based on a quarterly benchmark of US$89 per tonne for the highest quality product and we expect total sales in the fourth quarter, including spot sales, to be at least 6 million tonnes of steelmaking coal.

—	The Red Dog concentrate shipping season is expected to be completed on October 22 with shipments of 1,048,000 tonnes of zinc concentrate. We expect sales of 200,000 tonnes in the fourth quarter reflecting the normal seasonal pattern of Red Dog sales.

—	Our Quebrada Blanca operation restarted normal production activities in late August after unexpected ground movement in late June caused a temporary shutdown of processing facilities. We expect to produce 38,000 tonnes of copper cathode in 2015, a reduction of about 10,000 tonnes compared to the original plan.

2     Teck Resources Limited 2015 Third Quarter News Release

This management’s discussion and analysis is dated as at October 22, 2015 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and nine months ended September 30, 2015 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2014. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2014, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Prices for our products continued to fall in the third quarter. These declines have had a significant effect on our reported earnings this period, as we recorded $141 million of negative pricing adjustments in addition to the direct effect of lower prices on gross profit. Furthermore, we recorded $2.9 billion (pre-tax) ($2.2 billion after-tax) of impairment charges based on market expectations of lower prices over the short, medium and long terms. The details of these charges are noted below. Lower price forecasts also resulted in negative credit rating actions. More details on our credit rating impacts are included in the “Financial Position and Liquidity” section below.

To meet the challenge of low prices, we have taken significant steps. We reduced costs across all aspects of our organization in an ongoing and highly focused program. We reduced capital expenditures in the current year and are reducing our planned spending in future years. After the end of the quarter, we completed the sale of a silver stream linked to our share of the Antamina mine. Taken together with the gold stream sold from the Carmen de Andacollo Operation which closed during the third quarter, these transactions have increased our cash position by approximately $1 billion. Subsequent to quarter end we reduced our debt, repaying US$300 million on October 1.

While we have reduced spending, we continue to advance our growth plans on a selective basis. The construction of the Fort Hills project remains on time and on budget and we continue to advance permitting and design optimization activities for the Quebrada Blanca Phase 2 project with a clear focus on capital expenditure reduction. In the longer term, the merging of our Relincho project with Goldcorp’s El Morro project in Project Corridor is expected to result in a less capital intensive project with higher potential returns. We continue to focus on capital discipline and cost reduction.

3     Teck Resources Limited 2015 Third Quarter News Release

Profit and Adjusted Profit(1)
Profit (loss) attributable to shareholders was $(2.1) billion, or $(3.73) per share, in the third quarter compared with $84 million or $0.14 per share in the same period last year.
Adjusted profit attributable to shareholders, before items identified in the table below, was $29 million, or $0.05 per share, in the third quarter compared with $159 million or $0.28 per share in the same period last year.

Profit and Adjusted Profit

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Profit (loss) attributable to shareholders as reported	$(2,146)	$84	$(2,015)	$233
Add (deduct):
Asset sales and provisions	7	5	(16)	6
Foreign exchange losses	43	8	61	5
Derivative gains	(4)	(2)	(1)	-
Asset impairments	2,155	-	2,155	7
Tax items	(26)	64	(12)	85
Adjusted profit	$29	$159	$172	$336
Adjusted earnings per share	$0.05	$0.28	$0.30	$0.58

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

During the quarter we recorded asset and goodwill impairment charges on a number of our operating assets, including our investment in the Fort Hills project, the Carmen de Andacollo and the Pend Oreille zinc mines and a number of our steelmaking coal mines. These charges total $2.9 billion on a pre-tax basis and $2.2 billion on an after-tax basis. The write-downs were triggered primarily by lowered expectations for commodity prices in both the short and long-term. The economic models we use in determining the amount of impairment charges use current prices in the initial years and transition to longer term prices in years three to five. Long-term assumptions are as follows; steelmaking coal US$130 per tonne, copper US$3.00 per pound, zinc US$1.00 per pound, WTI US$75 per barrel and $1.25 Canadian to U.S. dollar exchange rate.

(CAD$ in millions)	Pre-tax	After-tax

Impairments

Steelmaking coal operations	$1,987	$1,453
Copper – Carmen de Andacollo	413	340
Zinc – Pend Oreille	31	19
Energy – Fort Hills	464	343
Teck Total	$2,895	$2,155

A 5.8% real, 7.9% nominal, post-tax discount rate was used to discount our cash flow projections. Discount rates are based on the weighted average cost of capital for a mining industry peer group.

4     Teck Resources Limited 2015 Third Quarter News Release

Adjusted profit of $29 million includes inventory write-downs totaling $61 million resulting from low commodity prices, and final pricing adjustments of $141 million primarily on our copper and zinc receivables. These total $129 million on an after-tax basis and are included in reported adjusted profits.

5     Teck Resources Limited 2015 Third Quarter News Release

FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2015	2014	2015	2014

Revenue and profit
Revenue	$2,101	$2,250	$6,124	$6,343
Gross profit before depreciation and amortization (1)	$670	$752	$2,031	$2,122
Gross profit	$339	$414	$998	$1,119
EBITDA (1)	$(2,506)	$651	$(1,364)	$1,766
Profit (loss) attributable to shareholders	$(2,146)	$84	$(2,015)	$233

Cash flow
Cash flow from operations	$560	$554	$1,264	$1,535
Property, plant and equipment expenditures	$349	$343	$1,049	$1,078
Capitalized stripping costs	$146	$145	$487	$548
Investments	$15	$6	$69	$32

Balance Sheet
Cash balances			$1,487	$1,853
Total assets			$34,654	$36,447
Debt, including current portion			$9,684	$8,129
Per share amounts
Profit (loss) attributable to shareholders	$(3.73)	$0.14	$(3.50)	$0.40
Dividends declared	$0.00	$0.00	$0.15	$0.45

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	5.5	6.8	18.9	19.9
Copper (2)	88	78	262	250
Zinc in concentrate (3)	155	169	500	489
Zinc - refined	78	70	228	204

Sales (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions tonnes)	6.2	6.7	19.5	19.7
Copper (2)	84	82	252	252
Zinc in concentrate (3)	211	196	468	455
Zinc - refined	78	70	229	204

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$88	$110	$97	$117
Steelmaking coal (realized CAD$/tonne)	$116	$119	$120	$127
Copper (LME cash - US$/pound)	$2.39	$3.17	$2.58	$3.15
Zinc (LME cash - US$/ pound)	$0.84	$1.05	$0.92	$0.97
Average exchange rate (C$ per US$1.00)	$1.31	$1.09	$1.26	$1.09

Gross profit margins before depreciation (1)
Steelmaking coal	28%	24%	30%	27%
Copper	35%	46%	40%	47%
Zinc	34%	33%	30%	28%
Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.
3)	Includes 6,000 tonnes of pre-commercial production and sales volumes for Pend Oreille in the first quarter.

6     Teck Resources Limited 2015 Third Quarter News Release

BUSINESS UNIT RESULTS
Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Revenue
Steelmaking coal	$719	$798	$2,348	$2,511
Copper	576	628	1,803	1,930
Zinc	805	823	1,970	1,900
Energy	1	1	3	2
Total	$2,101	$2,250	$6,124	$6,343

Gross profit, before depreciation and amortization (1)
Steelmaking coal	$199	$189	$709	$686
Copper	201	292	728	903
Zinc	270	270	592	531
Energy	-	1	2	2
Total	$670	$752	$2,031	$2,122

Gross profit
Steelmaking coal	$27	$10	$171	$152
Copper	82	169	350	529
Zinc	231	235	479	438
Energy	(1)	-	(2)	-
Total	$339	$414	$998	$1,119

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

7     Teck Resources Limited 2015 Third Quarter News Release

STEELMAKING COAL BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Steelmaking coal price (realized US$/tonne)	$88	$110	$97	$117
Steelmaking coal price (realized CAD$/tonne)	$116	$119	$120	$127
Production (million tonnes)	5.5	6.8	18.9	19.9
Sales (million tonnes)	6.2	6.7	19.5	19.7
Gross profit, before depreciation and amortization	$199	$189	$709	$686
Gross profit	$27	$10	$171	$152
Property, plant and equipment expenditures	$21	$58	$69	$188

Performance

Gross profit before depreciation and amortization from our steelmaking coal business unit increased from year ago levels as the benefits of our cost reduction program and lower diesel prices more than offset lower sales volumes and realized steelmaking coal prices.

The average realized steelmaking coal price of US$88 per tonne was 20% lower than the third quarter of 2014, reflecting oversupplied steelmaking coal market conditions and a decline in spot price assessments. The favourable effect of a stronger U.S. dollar in the third quarter partly offset the lower price, which weakened by 3% in Canadian dollar terms compared with the same period a year ago.

Third quarter production of 5.5 million tonnes was 19% lower than the same period a year ago matching our guidance for the period as all of our sites completed the three week shutdown previously announced. Unit production costs at the mines were 10% lower this quarter than in the comparative period, despite the lower production rates as a result of the ongoing effects of existing and new initiatives undertaken through our cost reduction program, and lower diesel prices.

The table below summarizes the gross profit changes, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

(CAD$ in millions)	Three months ended September 30,

As reported in third quarter of 2014	$189
Increase (decrease):
Steelmaking coal price realized:
US$ price	(143)
Foreign exchange	122
Sales volume	(15)
Operating costs	41
Steelmaking coal inventory write-down	5
Net increase	10
As reported in current quarter	$199

8     Teck Resources Limited 2015 Third Quarter News Release

Property, plant and equipment expenditures totaled $21 million in the third quarter, of which $13 million was spent on sustaining capital. Capitalized stripping costs were $84 million in the third quarter compared with $81 million a year ago.

We continue to implement the water quality management measures contemplated by our Elk Valley Water Quality Plan. The water treatment facility built at our Line Creek Operations is now in the process of being commissioned and is expected to be operating at design capacity in early 2016.

Markets

Steelmaking coal prices declined further during the quarter. Although Chinese imports have declined substantially compared to the prior year, demand in the rest of the world continues to be strong for our products. However, given oversupply in the market, we do not expect a substantial recovery in price until additional supply cuts occur or demand increases.

Steelmaking coal prices for the fourth quarter of 2015 have been agreed with the majority of our quarterly priced customers based on US$89 per tonne for the highest quality products. This is consistent with prices reportedly achieved by our competitors. Additional sales priced on a spot basis will reflect market conditions when sales are concluded.

Operations

Each of the mines were shut down for three weeks during the quarter with shipments to customers fulfilled from existing inventories where required. Line Creek recovered quickly and efficiently from the landslide event they experienced in early July and by the end of the quarter had made up the vast majority of the production lost while down for repairs to the critical infrastructure including the site’s main access road and raw steelmaking coal conveyance system. In addition, the business unit’s processing yields remained higher than budget and site costs were lower than in the comparative period.

Our cost reduction initiatives continue to produce significant results and remain focused on improvements in equipment and labour productivity, reduced use of contractors, reduced consumable usage and limiting the use of higher cost equipment. However, a number of factors have partially offset the strong performance of our cost reduction program. These included the effects of the strengthening U.S. dollar on some inputs and higher electricity costs.

In the third quarter of 2015, we continued to experience the positive effects of lower diesel prices. Combined with reduced usage from a number of our cost reduction initiatives and slightly shorter haul distances, diesel costs per tonne produced have decreased by 38% compared to the third quarter of 2014.

9     Teck Resources Limited 2015 Third Quarter News Release

Cost of Sales

Site cost of sales in the third quarter of 2015, before depreciation and inventory write-downs, was $45 per tonne, $5 per tonne or 10% lower than a year ago.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in CAD$ per tonne)	2015	2014	2015	2014

Site cost of sales	$45	$50	$46	$52
Transportation costs	36	38	36	38
Inventory write-down	3	3	2	3
Unit costs (1) (2)	$84	$91	$84	$93

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in USD$ per tonne)	2015	2014	2015	2014

Site cost of sales	$34	$46	$37	$47
Transportation costs	28	35	29	35
Inventory write-down	2	3	1	3
Unit costs (1) (2)	$64	$84	$67	$85

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Does not include deferred stripping or capital expenditures.

Our total cost of sales for the quarter also included a $10 per tonne charge for the amortization of capitalized stripping costs and $18 per tonne for other depreciation. In U.S. dollar terms, unit costs have fallen by $20 per tonne from $84 per tonne to $64 per tonne due to reductions in the site costs as shown in the Canadian dollar unit cost table and the change in exchange rates.

Outlook

Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and steelmaking coal-loading facilities.

We continue to expect our 2015 steelmaking coal production to be in the range of 25 to 26 million tonnes and now expect unit costs to be in the range of $83 to $86 per tonne (US$64 to US$66 per tonne). In addition, capital expenditures are now expected to total $500 million, including $395 million of capitalized mining.

10     Teck Resources Limited 2015 Third Quarter News Release

COPPER BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Copper price (realized – US$/pound)	$2.42	$3.17	$2.61	$3.16
Production (000’s tonnes)	88	78	262	250
Sales (000’s tonnes)	84	82	252	252
Gross profit, before depreciation and amortization	$201	$292	$728	$903
Gross profit	$82	$169	$350	$529
Property, plant and equipment expenditures	$69	$56	$213	$254

Performance

Gross profit before depreciation and amortization from our copper business unit decreased by $91 million in the third quarter compared with a year ago (see table below). This was primarily due to lower realized copper prices and inventory write-downs, which was partially offset by lower unit operating costs and the positive effects of the stronger U.S. dollar.

Copper production increased by 13% (10,000 tonnes) compared to a year ago, despite reduced production as a result of ground movement at Quebrada Blanca in June and the closure of Duck Pond which ceased operating on June 30, 2015. Copper production at Highland Valley Copper was 10,500 tonnes higher than a year ago primarily due to higher grade and recoveries while our share of production from Antamina increased by 6,500 tonnes as a result of record mill throughput during the quarter. Copper production was also higher at Carmen de Andacollo, although production was lower at Quebrada Blanca after processing facilities were temporarily shut down due to unanticipated ground movement in late June.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2014	$292
Increase (decrease):
Copper price realized (US$ price)	(146)
Sales volume	8
Co-product and by-product revenues	(13)
Smelter processing charges	(6)
Unit operating costs	36
Royalties	4
Copper inventory write-down	(33)
Foreign exchange	59
Net decrease	(91)
As reported in current quarter	$201

Capital expenditures totaled $69 million, including $37 million for sustaining capital and $25 million for new mine development, of which $21 million was for the Quebrada Blanca Phase 2

11     Teck Resources Limited 2015 Third Quarter News Release

project. Capitalized stripping costs were $51 million in the third quarter, lower than the $55 million a year ago.

Markets

LME copper prices averaged US$2.39 per pound in the third quarter of 2015, down 13% over the prior period. Copper prices remained volatile trading to the lowest levels since 2009.

Total reported exchange stocks rose 51,872 tonnes during the quarter to 0.5 million tonnes. Total reported global copper stocks are now estimated to be 8.3 days of global consumption, below the estimated 25 year average of 28 days of global consumption.

Operational issues at copper mines continue to impact current and future mine production. As a result of these supply disruptions and price related mine suspensions, large copper surpluses originally forecast for 2015 and 2016 have moved closer to balance despite weaker demand growth. Market fundamentals remain positive over the medium to long-term with supply constrained by lower grades, ongoing operational difficulties and project delays or deferrals due to the current low prices.

Operations

Highland Valley Copper

Copper production was 40,200 tonnes in the third quarter or 35% higher than a year ago, due to higher copper grades and higher recoveries. Mill throughput was lower than a year ago due to harder ore in the current phase of the Valley pit. Molybdenum production declined to 0.7 million pounds from 1.6 million pounds a year ago primarily due to lower grade, partially offset by higher recovery.

Operating costs increased $18 million or 16% compared to the same period a year ago as a result of higher sales. Unit costs declined significantly compared to a year ago due to higher sales and substantial progress on cost savings programs.

As we continue to mine the higher grade but harder ore in the current phase of the Valley pit, throughput is expected to remain similar for the remainder of 2015. Grades are expected to be lower in the final quarter compared to the previous quarter, but will remain above reserve grade. The crusher relocation project for the Valley pit was successfully completed in the third quarter for a total cost of $56 million, well below the budget of $69 million. This project provides access to over 30 million tonnes of reserves as part of our current life of mine plan.

Antamina

Copper production in the third quarter increased by 36% compared with a year ago primarily as a result of higher mill throughput. The mix of mill feed in the quarter was 57% copper-only ore and 43% copper-zinc ore compared to 63% and 37%, respectively, in the same period a year ago. Our share of zinc production of 16,300 tonnes in the third quarter decreased by 1% compared with a year ago due to lower grades, partially offset by higher mill throughput and greater copper-zinc ore processed.

12     Teck Resources Limited 2015 Third Quarter News Release

Antamina achieved mill throughput of 14.3 million tonnes for the quarter, an average of 155,400 tonnes per day, 16% higher than the same period last year. Recent debottlenecking projects focused primarily on the crushing and conveying system have enabled throughputs much higher than the 130,000 tonnes per day design capacity of the original expansion project. Throughput rates going forward will be dependent on ore hardness and the mix of ore feeds to the plant, but are expected to continue above original design capacity rates.

Operating costs in the third quarter were 14% higher compared to a year ago due to higher sales. Significant progress has been made in reducing U.S. dollar unit costs, with savings more than offset by foreign currency translation and the effects of the weaker Canadian dollar.

On October 7, 2015, we announced that we and a subsidiary had entered into a long-term streaming agreement with a subsidiary of Franco-Nevada Corporation (Franco-Nevada) linked to production at the Antamina mine. Compañia Minera Antamina S.A., in which we hold a 22.5% interest and which owns and operates Antamina is not a party to the agreement and operations will not be affected. Franco-Nevada made a payment of US$610 million and will pay 5% of the spot price at the time of delivery for each ounce of silver delivered under the agreement. We will deliver silver to Franco-Nevada equivalent to 22.5% of payable silver sold by CMA, using a silver payability factor of 90%. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one third.

Quebrada Blanca

Copper production in the third quarter decreased by 46% compared with a year ago due to the precautionary suspension of mining in the area adjacent to the SX/EW plant and a temporary shutdown of the processing facilities. Heap leach ore placed decreased by 37% as a result of the ground movement. Normal operations resumed in August, although mining continues to be restricted and stable operations were achieved for the month of September at better than planned unit costs. We will continue to operate the south side of the EW plant only which has sufficient production capacity for the remainder of the mine life.

Production for 2015 is expected to be about 38,000 tonnes of copper cathode. The full impact on the mine life and future operating plans continues to be assessed in conjunction with remedial plans to ensure stability of the mine, plant and associated infrastructure. These plans will be finalized by the end of the year as we complete our engineering assessments, budgeting and further cost reduction processes.

Operating costs increased by $32 million or 49% compared with the same period a year ago primarily as a result of inventory write-downs to reflect lower copper prices and the effects of the weaker Canadian dollar.

We continue to progress the updating of environmental permits for the existing facilities for the supergene operation. The review and indigenous consultation processes by the relevant regulatory agencies are still in progress as we await approval.

All three labour agreements at Quebrada Blanca were successfully negotiated during the quarter, each with a term of two years.

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Carmen de Andacollo

Copper production in the third quarter increased by 9% compared with a year ago primarily as a result of higher copper recovery and higher throughput.

In late September, a major earthquake in the region damaged our ship loading facilities at the port of Coquimbo. To date production has not been materially affected, but shipments of concentrate have been temporarily suspended through the port facility while the operator completes damage assessments and repairs. Alternate loading arrangements are being arranged with resumption of shipping anticipated within the next two weeks. There is sufficient storage capacity at the port and mine site through to the end of October.

Operating costs decreased by $4 million or 5% compared with a year ago due to lower sales, and partially offset by the effect of the stronger U.S. dollar. U.S. dollar unit costs were similar to the same period a year ago.

During the quarter and extending into early October, both Carmen de Andacollo labour agreements were successfully re-negotiated for a four-year term.

On July 8th, 2015, our subsidiary Compañia Minera Teck Carmen de Andacollo (Carmen de Andacollo) sold an interest in gold reserves and resources from the Carmen de Andacollo mine to RGLD Gold AG (RGLDAG), a wholly owned subsidiary of Royal Gold, Inc. Under the terms of the agreement, RGLDAG is entitled to an amount of gold equal to 100% of the payable gold produced from the Andacollo mine until 900,000 ounces have been delivered, and 50% thereafter. RGLDAG will pay a cash price of 15% of the monthly average gold price at the time of each delivery. Carmen de Andacollo and Royal Gold Chile Limitada, a wholly owned subsidiary of Royal Gold, Inc., terminated an earlier royalty agreement entered into in 2010. Royal Gold Chile Limitada was entitled to a payment based on 75% of payable gold produced from the Andacollo mine until 910,000 ounces had been delivered, and 50% thereafter. Approximately 260,000 ounces of payable gold subject to the royalty agreement were produced through June 30, 2015, the effective date of the termination. Net cash proceeds to us from the transaction were US$162 million.

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Cost of Sales

Unit cash costs of product sold in the third quarter of 2015 as reported in U.S. dollars, before cash margins for by-products, decreased primarily due to higher sales volumes, continued cost reduction efforts and the favourable effects of a stronger U.S. dollar at our Canadian operations.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2015	2014	2015	2014

Adjusted cash cost of sales (1)	$1.41	$1.74	$1.48	$1.70
Smelter processing charges	0.24	0.23	0.23	0.22

Total cash unit costs before by-product margins (1)	$1.65	$1.97	$1.71	$1.92
Cash margin for by-products (1) (2)	(0.21)	(0.33)	(0.23)	(0.29)
Total cash unit costs after by-product margins (1)	$1.44	$1.64	$1.48	$1.63

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

During the third quarter of 2015, activities continued to focus on capital optimization and permitting for the Quebrada Blanca Phase 2 project. A decision has been made to move the proposed tailings facility to a location closer to the mine site. The proposed facility is expected to provide sufficient capacity for tailings from ore mined during the first 25 years of the mine life. This decision, as well as other plant and infrastructure optimizations in the current design, is expected to materially reduce initial capital costs for the project. We expect to complete a new cost estimate in the first half of 2016 as engineering on these design changes progresses. The design is expected to have a lower capital intensity as throughput and production rates are not anticipated to be lower. Additional baseline work is required as a result of these changes and we now anticipate submitting an Environmental Impact Assessment to the authorities mid to late 2016.

Project Corridor

In August we announced an agreement with Goldcorp Inc. to combine the El Morro and Relincho projects, located approximately 40 kilometres apart in the Huasco Province in the Atacama region of Chile, into a single project. Teck and Goldcorp will contribute their respective project interests into a 50/50 joint venture with closing of the transaction anticipated in the fourth quarter. In combination with community consultation, a pre-feasibility study is expected to commence in early 2016 and be completed in approximately 18 months.

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Other Copper Projects

We continue to minimize expenditures on all other copper projects. Targeted studies continue at the Galore Creek, Schaft Creek and Mesaba projects as we further explore ways to enhance the value of these projects. The pre-feasibility study continued to progress at our 50% owned Zafranal copper-gold project located in southern Peru and is now anticipated to be complete at the end of the first quarter in 2016.

Outlook

We expect full year production for copper in the range of 345 to 350 thousand tonnes.

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ZINC BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Zinc price (realized – US$/lb)	$0.88	$1.04	$0.93	$0.98
Production (000’s tonnes)
Refined zinc	78	70	228	204
Zinc in concentrate (1)	138	148	453	441
Sales (000’s tonnes)
Refined zinc	78	70	229	204
Zinc in concentrate (1)	194	183	422	415
Gross profit before depreciation and amortization	$270	$270	$592	$531
Gross profit	$231	$235	$479	$438
Property, plant and equipment expenditures	$34	$42	$75	$122

Note:
1)	Represents production and sales from Red Dog and Pend Oreille, including 6,000 tonnes of pre-commercial production and sales volume for Pend Oreille in the first quarter. Excludes co-product zinc production from our copper business unit.

Performance

Gross profit before depreciation and amortization from our zinc business unit was unchanged year over year. A lower realized zinc price in U.S. dollars and lower contributions from co-products and by-products were offset by the favourable impact of a stronger U.S. dollar, lower royalties, higher sales and lower operating costs.

Refined zinc production from our Trail Operations increased by 11% compared to last year due to improved operating efficiencies in the electrolytic plant and to the improved reliability of the new acid plant, leading to higher throughput.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

(CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2014	$270
Increase (decrease):
Zinc price realized (US$ price)	(70)
Sales volume	16
Co-product and by-product contribution	(70)
Unit operating costs	15
Royalties	40
Foreign exchange	69
Net increase	-
As reported in current quarter	$270

Capital expenditures include $30 million for sustaining capital.

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Markets

LME zinc prices averaged US$0.84 per pound in the third quarter of 2015, down 16% over the prior quarter. Zinc prices fell to a low of US$0.71 per pound in the quarter, the lowest level since 2009.

Reported zinc exchange stocks rose 111,560 tonnes during the quarter to end at 756,060 tonnes. Total global reported stocks are now estimated at 19 days of global consumption down from the 25 year average of 42 days. Demand for refined zinc in our key North American markets remains weaker again this quarter with our customers facing headwinds from reduced demand and continued imports of low-cost galvanized sheet. Zinc stocks continue to decline in both metal and concentrates year to date. Zinc supply will become further constrained later in 2015 and into 2016 with planned mine closures including the recently announced closures from major suppliers taking effect.

Operations

Red Dog

Zinc grade and recovery was similar to 2014, however, mill throughput was lower than the third quarter of 2014 due to lower throughput rate and unplanned mill downtime resulting in 12% less zinc production. Higher lead grade offset by lower recovery and throughput than in 2014 resulted in 8% less lead production.

Zinc sales volumes were similar to the third quarter of 2014.

Operating costs in the current quarter increased due to the effects of the stronger U.S. dollar. Capitalized stripping costs were $11 million in the third quarter compared with $9 million a year ago.

Trail

Zinc production was 11% higher this quarter than in the third quarter of 2014 as a result of improved reliability of the new acid plants and good current efficiency in the zinc cell house. Lead production was 8% lower than a year ago as the annual KIVCET shutdown was advanced from the fourth quarter to the third quarter.

Cost of sales increased by 5%, largely related to higher zinc production and sales during the quarter.

Pend Oreille

Mill throughput was 81% of design capacity of 2,000 tonnes per day during the third quarter due to delays in fully implementing pillar recovery mining. The concentrator is performing as anticipated with recoveries expected to improve as mill feed variability is reduced.

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Outlook

The Pend Oreille mine is forecasted to reach the full production rate of 44,000 tonnes per year of zinc metal at the end of the fourth quarter of 2015 once pillar recovery mining is fully implemented.

The 2015 shipping season is expected to be completed on October 22, 2015 following the shipment of 1,048,000 tonnes of zinc concentrate and 216,000 tonnes of lead concentrate compared with 1,025,000 tonnes and 205,000 tonnes, respectively, for the 2014 season. This represents all of Red Dog’s concentrates available to be shipped from the operation. Sales volumes of contained zinc are estimated at approximately 200,000 tonnes in the fourth quarter of 2015.

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ENERGY BUSINESS UNIT

Fort Hills Project
Construction of the Fort Hills project is progressing substantially in accordance with the project schedule. In the third quarter of 2015 our capital expenditures were $217 million compared with a cash spending estimate of $213 million. Our capital expenditures in 2015 were $664 million to date compared with our cash forecast spending estimate which was $691 million. Our share of Fort Hills cash expenditures in 2015 is estimated at $850 million.
Since sanction, the project has achieved and continues to track to key milestones. Engineering activity is progressing well, and is now 94% complete, construction is progressing per plan and is now approximately 43% complete. Equipment and material deliveries are continuing and off-site modular fabrication, site civil works and process facility construction are well underway. Site construction workforce is currently approximately 4,800 and will continue to ramp-up to peak in 2016. The capital cost and schedule outlook have not changed since we announced project sanction in October 2013. We continue to target first oil in the fourth quarter of 2017, with 90% of our planned production capacity of 180,000 barrels per day (bpd) expected within 12 months. Our share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen.
We are continuing to review options to sell diluted bitumen into the North American and overseas markets which may include the use of pipelines from Hardisty or rail to access tidewater ports and U.S. Gulf Coast refineries.
Frontier Energy Project

The Frontier regulatory application review continues with the provincial and federal regulators. We responded to the regulators’ information requests and provided a project update in June 2015. The project update improves the economic and social benefits and overall environmental performance of the project. We expect responses from the regulators on the updated project in the fourth quarter of 2015. The earliest anticipated first oil date for our Frontier Project is now 2026, which reflects additional time required for updates to the project in light of the lease exchange transaction and revisions to the project scope. The regulatory review process is expected to continue through 2015; making late 2016 or early 2017 the earliest date in which a decision is expected. Our expenditures on Frontier are limited to supporting this process.
Wintering Hills Wind Power Facility

During the third quarter, our share of the power generation from Wintering Hills was 28 GWhs, resulting in 18,000 tonnes of CO2 equivalent offsets. Our share of expected power generation in 2015 is 135 GWhs, resulting in approximately 85,000 tonnes of CO2 equivalent offsets, although actual generation will depend on weather conditions and other factors.

OTHER OPERATING COST AND EXPENSES

Other operating expenses, net of other income, were $174 million in the third quarter compared with $41 million a year ago. This includes negative pricing adjustments of $141 million, including adjustments, on copper and zinc of $98 million and $34 million, respectively. We also made additional environmental provisions of $15 million.

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The table below outlines our outstanding receivable positions, provisionally valued at September 30 and June 30, 2015.

	Outstanding at		Outstanding at
	September 30, 2015		June 30, 2015
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	189	2.30	251	2.60
Zinc	220	0.76	103	0.90

Finance expense was $79 million in the third quarter, similar to a year ago. Debt interest expense increased due to the effect of the stronger U.S. dollar, as all our debt and related interest expense is U.S. dollar denominated. We capitalized a total of $59 million in interest in the quarter. Other non-operating expense of $44 million included foreign exchange losses of $35 million on that portion of our debt which is not offset by investments in U.S. dollar denominated foreign subsidiaries and a loss on marketable securities of $13 million.

The income and resource recovery for the third quarter was $767 million, or 26% of pre-tax loss. This effective tax rate reflects the effect of impairment charges and is not comparable with our historical and expected future tax rates. Impairment charges of $2,895 million including an impairment of goodwill, which is not tax-deductible, resulted in a tax recovery of $741 million. Before impairment charges, we recorded a tax recovery of $27 million on pre-tax loss of $27 million. This unusual result comes about, in part, as a higher proportion of our earnings have come from lower tax rate jurisdictions or bear lower rates of tax due to the nature of the underlying items. We also evaluate tax assets and liabilities on a quarterly basis based on facts and circumstances, expected future earnings levels, and assessments and resolutions of tax matters and changes in these evaluations can significantly affect our tax rate at lower income levels.

Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

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FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position and credit ratios are summarized in the table below:

		September 30,	December 31,
(CAD$ in millions)	Pro-Forma (2) (4)	2015	2014

Term notes		$7,137	$7,132
Other		120	144
Total debt (US$ in millions)		$7,257	$7,276

Canadian $ equivalent (1)		9,684	8,441
Less cash balances		(1,487)	(2,029)
Net debt		$8,197	$6,412

Debt to debt-plus-equity ratio (2) (3)	35%	36%	31%
Net-debt to net-debt-plus-equity ratio (2)	30%	32%	25%
Average interest rate		4.8%	4.8%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.
4)	Gives effect to the repayment of debt on October 1 and the receipt of cash in the Antamina silver stream transaction noted herein.

Our cash position increased from $1.3 billion to $1.5 billion in the quarter. Significant outflows included $217 million on Fort Hills project expenditures. Significant inflows included a net $209 million (US$162 million) on our share of the Carmen de Andacollo gold stream transaction. Subsequent to quarter end, we received an additional $789 million (US$610 million) in October from the silver streaming agreement with Franco-Nevada related to our Antamina mine and repaid US$300 million on a note due October 1. Our cash flow in the last quarter of the year will be affected by the seasonality of Red Dog sales and the reduction of inventories. Based on the repayment of US$300 million of notes that were due October 1 and cash received from the silver streaming agreement, as well as current commodity prices and exchange rates, we now expect our year-end cash balance to be approximately $1.8 billion, assuming existing debt levels.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. All of our bank credit facilities are unsecured and any borrowings rank pari passu with our outstanding public notes. None of our notes or credit facilities are guaranteed by any of our subsidiaries. We maintain two primary revolving committed credit facilities. Our US$3 billion facility matures in July 2020 and has a letter of credit sub-limit of US$1 billion. Any letters of credit issued under this facility would reduce the amount of the facility that can be drawn for cash. Our US$1.2 billion facility matures in June 2017 and can be drawn fully for cash or for letters of credit. Both facilities require us to pay a commitment fee on undrawn amounts and a specified spread above LIBOR on any drawn amounts, which varies with our credit rating, but does not further vary if our ratings from both Moody’s and S&P are

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below Ba1 or BB high, respectively. Drawings under both facilities are available for general corporate purposes. Both facilities were undrawn at September 30, 2015.

Borrowing under our primary committed credit facilities is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. Our credit facilities, but not our public notes, include a financial covenant that requires us to maintain our debt to debt-plus-equity ratio below 50%. Borrowing under the credit facilities is not conditioned on us maintaining any particular credit rating or there being no general developments that could be expected to have a material adverse effect on us.

While we have no current intention to incur secured debt, we are restricted under our bank and public note covenants from creating liens on certain assets to secure indebtedness unless those liens also secure our credit facilities and notes. We are restricted from creating liens on major assets. There are a number of exceptions from these negative pledge covenants, including an exception for liens securing debt that does not exceed 10% of consolidated net tangible assets. As at September 30, 2015, our consolidated net tangible assets for the purposes of our credit facilities and public notes totaled approximately $32.3 billion, 10%, of which is approximately $3.2 billion

In addition to our two primary revolving committed credit facilities, we also maintain uncommitted bilateral credit facilities with various banks and with Export Development Canada for the issuance of letters of credit, primarily to support our future reclamation obligations. At September 30, 2015 these facilities totaled $1.5 billion and outstanding letters of credit issued thereunder were $1.15 billion. We expect these amounts to increase by approximately $225 million in the fourth quarter of 2015 for an increased reclamation estimate at our Red Dog mine and for water related permitting in the Elk Valley. These facilities are typically renewed on an annual basis. From time to time, at our election, we may reduce the fees paid to banks issuing letters of credit by making short-term deposits of excess cash with those banks. The deposits earn a competitive rate of interest and are generally refundable on demand. At September 30 we had US$400 million of such deposits.

Our reclamation obligations are included in “Other Liabilities and Provisions” on our balance sheet. Associated letters of credit would not become a liability unless the letter of credit is drawn by the beneficiary, which drawing would be triggered if we did not perform our obligations under the relevant contact or permit. In the event of the drawing, we would be required to reimburse the issuing bank for the amount drawn on the letter of credit. Issued letters of credit do not constitute debt for the purpose of the debt-to-debt plus equity covenant in our bank credit agreements.

Since the end of the second quarter, Moody’s, S&P and Fitch revised our credit ratings to Ba1, BB and BB+, respectively, in each case with a negative outlook. DBRS currently rates us BBB with a negative outlook. As a consequence of these ratings actions, we are required to deliver an aggregate of US$672 million of letters of credit pursuant to long-term power purchase agreements for the Quebrada Blanca Phase 2 project. We are in discussions with our counterparty regarding deferring the issuance of these letters of credit, which are otherwise required to be issued before the end of October, however, there is no assurance that this deferral will be permitted. The letters of credit would be terminated if and when we regain investment grade ratings. We may also be required to post letters of credit under certain pipeline and storage agreements we entered into in connection with the Fort Hills project. If

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required, these letters of credit would be in amounts up to approximately $425 million and increasing to approximately $650 million in 2017 prior to the relevant in-service date. Following such in-service date, the letter of credit amount would reduce to up to approximately $450 million. These Fort Hills related letters of credit would also be terminated if and when we regain investment grade ratings.

The ratings actions described above do not affect our credit facilities beyond the rate of the commitment fee and cost of borrowing. There are no restrictions on borrowing, or additional covenants, triggered under our credit facilities as a result of the downgrade.

Operating Cash Flow

Cash flow from operations, before changes in non-cash working capital items, was $302 million in the third quarter compared with $553 million a year ago.

Changes in working capital items increased cash by $258 million in the third quarter. The decrease in working capital in the quarter was due to lower inventory and receivables compared to the second quarter. This is a matter of the timing of a number of operating items.

Investing Activities

Expenditures on property, plant and equipment were $217 million in the third quarter for the Fort Hills oil sands project, $83 million on sustaining capital and $18 million on major enhancement projects. The largest components of sustaining expenditures were $17 million at our Red Dog Operations and $14 million at Highland Valley Copper. Major enhancement expenditures included approximately $7 million at our steelmaking coal operations.

Capitalized stripping expenditures were $146 million in the third quarter compared with $145 million a year ago. The majority of this item constitutes the advancement of pits for future production at our steelmaking coal mines.

The table below summarizes our year-to-date capital spending for 2015:

(CAD$ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub- total	Capitalized Stripping	Total

Steelmaking coal	$47	$21	$1	$69	$293	$362
Copper	115	13	85	213	151	364
Zinc	62	13	-	75	43	118
Energy	5	-	684	689	-	689
Corporate	3	-	-	3	-	3
	$232	$47	$770	$1,049	$487	$1,536

Financing Activities

Financing activities in the third quarter consisted of capital lease repayments of $13 million (2014 - $16 million) and debt interest payments of $188 million (2014 - $156 million). We distributed $21 million to minority interests in our operations (2014 - $6 million) and paid

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dividends of $86 million (2014 - $259 million). We repaid US$300 million on a note on October 1.

OUTLOOK

We continue to experience challenging markets for our products and prices for some of our products have declined and lower prices may persist for some time. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. Reduced supply of steelmaking coal from U.S. and Canada is offset by weaker demand, particularly in China, and by increased Australian supply, maintaining downward pressure on prices. We are also significantly affected by foreign exchange rates. In the last nine months, the U.S. dollar strengthened by approximately 15% against the Canadian dollar, which has had a positive effect on the profitability of our Canadian operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars.

In October 2013, we approved an estimated $2.9 billion (our share) to complete the development of the Fort Hills oil sands project, of which approximately $1.5 billion remains to be spent. We have access to cash and credit lines which are expected to be sufficient to meet our capital commitments and working capital needs over this period. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve.

In addition, we could be subject to labour unrest or other disturbances as a result of delays in or the failure of negotiations of new contracts, which could limit our ability to maintain steelmaking coal or copper production in accordance with our plans. If this were to occur, the potential shortfall in planned production could be material.

We continue to monitor market conditions for steelmaking coal and currently expect production rates to match our sales projections for the fourth quarter.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2015, $6.1 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

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FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2015			2014				2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$2,101	$1,999	$2,024	$2,256	$2,250	$2,009	$2,084	$2,376	$2,524

Gross profit	339	311	348	416	414	298	407	546	597

EBITDA (1)	(2,506)	596	546	582	651	558	557	766	815

Profit (loss) attributable to shareholders	(2,146)	63	68	129	84	80	69	232	267

Earnings (loss) per share	$(3.73)	$0.11	$0.12	$0.23	$0.14	$0.14	$0.12	$0.40	$0.46

Cash flow from operations	560	332	372	743	554	436	545	769	656

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

OUTSTANDING SHARE DATA

As at October 21, 2015 there were 566.8 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 16.0 million stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 19 of our 2014 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal control over financial reporting during the quarter ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – IMPAIRMENT TESTING

In preparing consolidated financial statements, management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses across all reportable segments. Management makes estimates and judgments that are believed to be reasonable under the circumstances. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates and judgments are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Impairment testing is an area that requires significant judgment, both in assessing whether certain factors would be considered an indicator of impairment and when an indicator is present, determining the assumptions used in preparing discounted cash models.

We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, when impairment testing is required. When impairment testing is required, discounted cash flow models are used to estimate the recoverable amounts of respective assets. Significant assumptions used in preparing these discounted cash flow models include commodity prices, reserves and resources, operating costs, capital expenditures, discount rates, foreign exchange rates, tax assumptions and inflation rates. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate and are reviewed by senior management. Changes in these inputs may alter the results of impairment testing, the amount of impairment charges recorded in the statement of income and the resulting carrying values of assets.

In light of current economic conditions we have revised our market participant long-term price expectations for copper, zinc, steelmaking coal and oil and performed a detailed review of impairment indicators across all of our operations and assets. Where required, we have estimated the recoverable amount of our assets on a fair value less costs of disposal basis (FVLCD) and have determined that this was higher than the value in use of these assets. In our copper, zinc, steelmaking coal and energy business units we have identified Cash Generating Units with carrying values that exceed the estimated recoverable amounts. FVLCD was estimated using a discounted cash flow methodology taking into account assumptions likely to be made by market participants. Cash flow projections are based on current life of mine plans and exploration potential.

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The impairment charges are as follows:

(CAD$ in millions)
Steelmaking coal
Mines (PP&E)	$1,486
Goodwill	501
Copper
Carmen de Andacollo
PP&E	240
Goodwill	173
Zinc
Pend Oreille	31
Energy
Fort Hills	464
Pre-tax charge	$2,895
Tax recovery	(740)
After-tax charge	$2,155

The key inputs, where applicable, used to estimate the FVLCD of each CGU are determined as follows:

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and where possible, market transactions, to ensure they are within the range of values used by market participants.

Our key commodity price assumptions are based on current prices over the next three years escalating to a real long-term price. For steelmaking coal, copper and zinc, we start with a 2016 price of US$96 per tonne, US$2.50 per pound and US$0.85 per pound for each respective commodity. These prices are gradually escalated over the next three years, reaching a real long-term price in 2020 of US$130 per tonne, US$3.00 per pound and US$1.00 per pound for steelmaking coal, copper and zinc, respectively.

For impairment testing of assets within our energy business unit, we have used a long-term West Texas Intermediate (WTI) price of US$75 per barrel and a Western Canadian Select (WCS) differential of US$10.50 per barrel.

Reserves and Resources

Future mineral production is included in projected cash flows based on mineral reserve and resource estimates and exploration and evaluation work, undertaken by appropriately qualified persons.

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Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subject to on-going optimization and review by management.

Discount Rates

Discount rates used are based on the weighted average cost of capital for a mining industry peer group and are calculated with reference to current market information. Adjustments to the rate are made for any risks that are not reflected in the underlying cash flows. A 5.8% real, 7.9% nominal, post-tax discount rate was used to discount cash flow projections in all of our FVLCD discounted cash flows.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. The long-term Canadian – U.S. dollar foreign exchange assumption used was 1 U.S. dollar to 1.25 Canadian dollars.

Inflation Rates

Inflation rates are based on average historical inflation for the location of each operation and long-term government bond yields. Inflation rates are benchmarked with external sources of information and are within a range used by market participants. The inflation rate for all FVLCD calculations is 2%.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Accounting Developments

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standard or interpretation in the annual period for which it is required.

Revenue from Contracts with Customers

In May 2014, the IASB and the Financial Accounting Standards Board (FASB) completed their joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (U.S. GAAP). As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) to replace IAS 18, Revenue and IAS 11, Construction Contracts and the related interpretations on revenue recognition.

29     Teck Resources Limited 2015 Third Quarter News Release

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of a good or service is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine transaction price, allocate the transaction price, and recognize revenue when a performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers, and improves the comparability of revenue from contracts with customers.

In September 2015, the IASB issued an amendment to IFRS 15 to delay the effective date by one year to annual periods beginning on or after January 1, 2018 to align with the timing of the new U.S. GAAP revenue standard.

We are assessing the effect of this standard on our financial statements.

Financial Instruments

IFRS 9, Financial Instruments (IFRS 9), addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the completed version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income, and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedging section of the final IFRS 9 standard remains relatively unchanged from when the new hedging accounting section of IFRS 9 was introduced in November 2013. The new hedge accounting model aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge

30     Teck Resources Limited 2015 Third Quarter News Release

accounting, as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosure. The IASB currently has a separate project on macro hedging activities and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

The completed version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the effect of this standard and its related amendments on our financial statements.

31     Teck Resources Limited 2015 Third Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

REVENUE
Steelmaking coal	$719	$798	$2,348	$2,511

Copper
Highland Valley Copper	259	229	735	719
Antamina	170	151	466	478
Quebrada Blanca	55	91	223	281
Carmen de Andacollo	83	129	320	376
Duck Pond	8	26	53	67
Other	1	2	6	9
	576	628	1,803	1,930

Zinc
Trail	454	438	1,384	1,280
Red Dog	417	459	801	814
Pend Oreille	14	-	33	-
Other	1	3	6	8
Inter-segment sales	(81)	(77)	(254)	(202)
	805	823	1,970	1,900
Energy	1	1	3	2
TOTAL REVENUE	$2,101	$2,250	$6,124	$6,343

GROSS PROFIT (LOSS)
Steelmaking coal	$27	$10	$171	$152

Copper
Highland Valley Copper	74	64	200	228
Antamina	88	90	231	277
Quebrada Blanca	(65)	(8)	(83)	(28)
Carmen de Andacollo	(13)	23	13	57
Duck Pond	(3)	(2)	(17)	(11)
Other	1	2	6	6
	82	169	350	529

Zinc
Trail	33	28	85	64
Red Dog	196	206	388	374
Pend Oreille	(5)	-	(6)	-
Other	7	1	12	-
	231	235	479	438
Energy	(1)	-	(2)	-
TOTAL GROSS PROFIT	$339	$414	$998	$1,119

32     Teck Resources Limited 2015 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the table below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

OPERATING COSTS
Steelmaking coal	$294	$355	$928	$1,074

Copper
Highland Valley Copper	132	114	385	342
Antamina	40	35	123	116
Quebrada Blanca	97	65	217	195
Carmen de Andacollo	73	77	225	227
Duck Pond	11	16	53	45
Other	-	-	-	3
	353	307	1,003	928

Zinc
Trail	100	98	295	290
Red Dog	104	95	177	167
Pend Oreille	17	-	34	-
Other	(6)	1	(6)	5
	$215	$194	$500	$462

Energy	1	-	1	-
Total operating costs	$863	$856	$2,432	$2,464

TRANSPORTATION COSTS
Steelmaking coal	$224	$251	$705	$743

Copper
Highland Valley Copper	9	10	27	30
Antamina	5	4	13	14
Quebrada Blanca	1	2	4	5
Carmen de Andacollo	5	6	18	21
Duck Pond	-	1	2	4
	20	23	64	74

Zinc
Trail	35	30	102	89
Red Dog	36	46	82	92
Pend Oreille	1	-	1	-
Other	-	1	-	3
	72	77	185	184
Total transportation costs	$316	$351	$954	$1,001

CONCENTRATE PURCHASES

Trail	$265	$266	$841	$791
Inter-segment purchases	(81)	(77)	(254)	(202)
Total concentrate purchases	$184	$189	$587	$589

33     Teck Resources Limited 2015 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

ROYALTY COSTS
Steelmaking coal	$2	$3	$6	$8

Copper
Highland Valley Copper	-	4	-	7
Antamina	2	2	7	17
Duck Pond	-	-	1	1
	2	6	8	25

Zinc
Red Dog	64	93	106	134
Total royalty costs	$68	$102	$120	$167

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$172	$179	$538	$534

Copper
Highland Valley Copper	44	37	123	112
Antamina	35	20	92	54
Quebrada Blanca	22	32	85	109
Carmen de Andacollo	18	23	64	71
Duck Pond	-	11	14	28

	119	123	378	374

Zinc
Trail	21	16	61	46
Red Dog	17	19	48	47
Pend Oreille	1	-	4	-
	39	35	113	93
Energy	1	1	4	2
Total depreciation and amortization	$331	$338	$1,033	$1,003
TOTAL COST OF SALES	$1,762	$1,836	$5,126	$5,224

34     Teck Resources Limited 2015 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2015	2014	2015	2014

Steelmaking coal	$84	$81	$293	$349

Copper
Highland Valley Copper	30	29	94	96
Antamina	17	16	48	47
Quebrada Blanca	4	8	7	25
Carmen de Andacollo	-	2	2	3

	51	55	151	171

Zinc
Red Dog	11	9	43	28
Total	$146	$145	$487	$548

35     Teck Resources Limited 2015 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended September 30,		Nine months ended September 30,
Steelmaking coal	2015	2014	2015	2014

Waste production (million BCM’s)	55.3	72.0	196.1	205.3
Steelmaking coal production (million tonnes)	5.5	6.8	18.9	19.9

Steelmaking coal strip ratio (waste BCM’s/steelmaking coal tonnes)	9.6:1	10.1:1	10.0:1	9.9:1
Sales (million tonnes)	6.2	6.7	19.5	19.7

Highland Valley Copper

Tonnes mined (000's)	29,243	32,318	86,106	91,982
Tonnes milled (000's)	11,791	12,755	34,559	36,212

Copper
Grade (%)	0.39	0.27	0.36	0.30
Recovery (%)	88.0	85.1	87.9	85.2
Production (000's tonnes)	40.2	29.7	110.2	92.0
Sales (000's tonnes)	39.5	29.6	106.5	93.6
Molybdenum
Production (million pounds)	0.7	1.6	2.5	3.9
Sales (million pounds)	0.8	1.5	3.0	3.8

Antamina

Tonnes mined (000's)	56,792	54,675	163,523	150,309
Tonnes milled (000's)
Copper-only ore	8,117	7,735	27,398	26,088
Copper-zinc ore	6,184	4,635	14,614	10,767
	14,301	12,370	42,012	36,855
Copper (1)
Grade (%)	0.88	0.81	0.80	0.86
Recovery (%)	82.1	80.6	81.6	83.1
Production (000's tonnes)	107.9	79.2	276.3	261.0
Sales (000's tonnes)	94.6	81.1	256.1	255.6

Zinc (1)
Grade (%)	1.55	1.88	1.56	1.72
Recovery (%)	82.9	86.1	81.2	83.8
Production (000's tonnes)	72.6	73.2	177.0	153.5
Sales (000's tonnes)	66.2	45.6	169.8	132.5

Molybdenum
Production (million pounds)	0.6	0.2	2.9	2.6
Sales (million pounds)	1.0	0.3	3.1	3.5

Note:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

36     Teck Resources Limited 2015 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Quebrada Blanca	2015	2014	2015	2014

Tonnes mined (000's)	4,085	9,575	17,335	25,885
Tonnes placed (000's)
Heap leach ore	1,074	1,705	4,426	4,369
Dump leach ore	586	2,404	2,472	5,521
	1,660	4,109	6,898	9,890
Grade (SCu%) (1)
Heap leach ore	0.53	0.68	0.64	0.70
Dump leach ore	0.22	0.25	0.28	0.25

Production (000's tonnes)
Heap leach ore	3.6	7.9	17.5	23.5
Dump leach ore	2.5	3.4	12.3	12.1
	6.1	11.3	29.8	35.6
Sales (000's tonnes)	8.0	11.9	30.3	36.6

Note:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	6,716	7,183	20,718	22,216
Tonnes milled (000’s)	4,134	4,048	12,789	13,223
Copper
Grade (%)	0.44	0.44	0.44	0.43
Recovery (%)	88.4	84.9	88.1	86.4
Production (000’s tonnes)	16.2	14.9	50.1	49.7
Sales (000’s tonnes)	12.9	16.8	46.5	51.3

Gold (1)
Production (000’s ounces)	-	10.4	22.1	35.2
Sales (000’s ounces)	-	10.6	19.7	31.8

Copper cathode
Production (000’s tonnes)	1.2	1.0	3.4	3.2
Sales (000’s tonnes)	1.3	1.0	3.3	3.1

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc. up to June 2015. From July 2015 and onwards, 100% of the gold produced is for the account of Royal Gold, Inc.

37     Teck Resources Limited 2015 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Duck Pond	2015	2014	2015	2014

Tonnes mined (000's)	-	268	176	585
Tonnes milled (000’s)	-	183	310	485
Copper
Production (000's tonnes)	-	3.8	6.1	11.0
Sales (000's tonnes)	1.3	3.8	8.1	9.4
Zinc
Production (000's tonnes)	-	4.7	7.0	13.3
Sales (000's tonnes)	2.1	3.0	7.8	10.1

Trail
Concentrate treated (000’s tonnes)
Zinc	139	127	412	375
Lead	38	37	102	110
Metal production
Zinc (000's tonnes)	77.8	70.3	228.2	204.3
Lead (000's tonnes)	21.8	23.6	59.7	66.5
Silver (million ounces)	6.1	5.7	16.7	16.7
Gold (000's ounces)	13.0	13.7	41.4	40.2

Metal sales
Zinc (000's tonnes)	77.2	70.2	228.5	204.2
Lead (000's tonnes)	20.6	19.2	58.5	60.2
Silver (million ounces)	6.0	5.5	16.5	16.4
Gold (000's ounces)	13.2	13.1	42.5	40.4

Red Dog

Tonnes mined (000's)	2,752	3,088	9,062	9,076
Tonnes milled (000's)	937	1,079	3,093	3,202
Zinc
Grade (%)	16.8	16.5	16.6	16.6
Recovery (%)	82.8	83.0	84.1	82.9
Production (000's tonnes)	130.2	147.7	430.8	440.9
Sales (000's tonnes)	186.3	182.7	400.3	415.1
Lead
Grade (%)	5.1	4.5	4.8	4.4
Recovery (%)	56.1	59.8	59.1	60.7
Production (000's tonnes)	26.7	29.1	88.4	85.2
Sales (000's tonnes)	52.3	63.8	57.9	63.8

38     Teck Resources Limited 2015 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Pend Oreille (1)	2015	2014	2015	2014

Tonnes mined (000's)	159	-	433	-
Tonnes milled (000's)	150	-	432	-
Zinc
Grade (%)	5.9	-	6.0	-
Recovery (%)	86.0	-	84.9	-
Production (000's tonnes)	7.7	-	22.1	-
Sales (000's tonnes)	7.7	-	22.1	-
Lead
Grade (%)	1.3	-	1.4	-
Recovery (%)	71.3	-	72.3	-
Production (000's tonnes)	1.5	-	4.5	-
Sales (000's tonnes)	1.5	-	4.5	-

Note:
(1)	Includes pre-commercial production and sales in the first quarter.

39     Teck Resources Limited 2015 Third Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before impairment charges. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are

40     Teck Resources Limited 2015 Third Quarter News Release

also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations. The pro forma net debt to net-debt-plus-equity ratio and the pro forma debt to debt-plus-equity ratio are calculated as above, but after giving effect to the transactions noted on the indicated date.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Profit (loss) attributable to shareholders	$(2,146)	$84	$(2,015)	$233
Finance expense net of finance income	76	78	232	220
Provision for income and resource taxes	(767)	151	(614)	310
Depreciation and amortization	331	338	1,033	1,003
EBITDA	$(2,506)	$651	$(1,364)	$1,766
Impairments	2,895	-	2,895	12
Adjusted EBITDA	$389	$651	$1,531	$1,778

41     Teck Resources Limited 2015 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Gross profit	$339	$414	$998	$1,119
Depreciation and amortization	331	338	1,033	1,003
Gross profit before depreciation and amortization	$670	$752	$2,031	$2,122

Reported as:
Steelmaking coal	$199	$189	$709	$686

Copper
Highland Valley Copper	118	101	323	340
Antamina	123	110	323	331
Quebrada Blanca	(43)	24	2	81
Carmen de Andacollo	5	46	77	128
Duck Pond	(3)	9	(3)	17
Other	1	2	6	6
	201	292	728	903

Zinc
Trail	54	44	146	110
Red Dog	213	225	436	421
Pend Oreille	(4)	-	(2)	-
Other	7	1	12	-
	270	270	592	531
Energy	-	1	2	2
Gross profit before depreciation and amortization	$670	$752	$2,031	$2,122

42     Teck Resources Limited 2015 Third Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2015	2014	2015	2014

Cost of sales as reported	$692	$788	$2,177	$2,359
Less:
Transportation	(224)	(251)	(705)	(743)
Depreciation and amortization	(172)	(179)	(538)	(534)
Inventory write-down	(17)	(22)	(32)	(66)
Adjusted cash cost of sales	$279	$336	$902	$1,016
Tonnes sold (millions)	6.2	6.7	19.5	19.7

Per unit costs - CAD$/tonne
Adjusted cash cost of sales	$45	$50	$46	$52
Transportation	36	38	36	38
Inventory write-down	3	3	2	3
Cash unit costs - CAD$/tonne	$84	$91	$84	$93

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.31	$1.09	$1.26	$1.09
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$34	$46	$37	$47
Transportation	28	35	29	35
Inventory write-down	2	3	1	3
Cash unit costs - US$/tonne	$64	$84	$67	$85

Note:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

43     Teck Resources Limited 2015 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2015	2014	2015	2014

Revenue as reported	$576	$628	$1,803	$1,930
By-product revenue (A) (1)	(63)	(71)	(191)	(194)
Smelter processing charges	56	42	160	126
Adjusted revenue	$569	$599	$1,772	$1,862

Cost of sales as reported	$494	$459	$1,453	$1,401
Less:
Depreciation and amortization	(119)	(123)	(378)	(374)
Inventory write-down	(33)	-	(41)	-
By-product cost of sales (B) (1)	(12)	(8)	(33)	(24)
Adjusted cash cost of sales	$330	$328	$1,001	$1,003

Payable pounds sold (millions) (C)	179.7	173.8	538.8	537.9

Adjusted per unit cash costs - CAD$/pound
Adjusted cash cost of sales	$1.84	$1.89	$1.86	$1.86
Smelter processing charges	0.31	0.25	0.30	0.24
Total cash unit costs - CAD$/pound (D)	$2.15	$2.14	$2.16	$2.10
Cash margin for by-products – CAD$/pound ((A - B)/C) (1)	$(0.28)	$(0.36)	$(0.29)	$(0.32)
Net cash unit cost CAD$/pound (2)	$1.87	$1.78	$1.87	$1.78

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.31	$1.09	$1.26	$1.09

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.41	$1.74	$1.48	$1.70
Smelter processing charges	0.24	0.23	0.23	0.22
Total cash unit costs - US$/pound (1)	$1.65	$1.97	$1.71	$1.92
Cash margin for by-products – US$/pound	$(0.21)	$(0.33)	$(0.23)	$(0.29)
Net cash unit costs – US$/pound	$1.44	$1.64	$1.48	$1.63

Notes:
(1)	By-products includes both by-products and co-products.
(2)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.

44     Teck Resources Limited 2015 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the headings “Outlook,” that appear in this release but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our plans to address the challenges of low prices, including planned spending reductions, expectations around our development projects, including that Project Corridor is expected to result in a less capital intense project with higher projected returns, production guidance for our products, our expected cash balance at year-end, anticipated sales for the fourth quarter, capital requirements for our Fort Hills project, timing of oil production at Fort Hills, the expectation that our cash and credit lines are sufficient to meet our capital commitments and working capital needs, cost and production forecasts at our business units and individual operations, sales volume and selling prices for our products (including settlement of steelmaking coal contracts with customers), timing of a regulatory approval for the Frontier energy project and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort

45     Teck Resources Limited 2015 Third Quarter News Release

Hills project is not controlled by us and construction and production schedules may be adjusted by our partners. We have not completed our assessment of the impact of the ground movement at our Quebrada Blanca operation.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices for the quarter depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2015 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, October 22, 2015. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

.

46     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2015
(Unaudited)

Teck

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2015	2014	2015	2014

Revenues	$2,101	$2,250	$6,124	$6,343

Cost of sales	(1,762)	(1,836)	(5,126)	(5,224)
Gross profit	339	414	998	1,119

Other operating expenses
General and administration	(29)	(22)	(78)	(83)
Exploration	(27)	(14)	(55)	(40)
Research and development	(16)	(7)	(36)	(23)
Asset impairments (Note 8)	(2,895)	-	(2,895)	(12)
Other operating income (expense) (Note 4)	(174)	(41)	(262)	(167)
Profit (loss) from operations	(2,802)	330	(2,328)	794

Finance income	3	1	4	3
Finance expense (Note 5)	(79)	(79)	(236)	(223)
Non-operating income (expense) (Note 6)	(44)	(16)	(68)	(15)
Share of losses of associates and joint ventures	-	-	(1)	(2)
Profit (loss) before tax	(2,922)	236	(2,629)	557

Recovery of (provision for) income taxes	767	(151)	614	(310)
Profit (loss) for the period	$(2,155)	$85	$(2,015)	$247
Profit (loss) attributable to:
Shareholders of the company	$(2,146)	$84	$(2,015)	$233
Non-controlling interests	(9)	1	-	14
Profit (loss) for the period	$(2,155)	$85	$(2,015)	$247

Earnings (loss) per share
Basic	$(3.73)	$0.14	$(3.50)	$0.40
Diluted	$(3.72)	$0.14	$(3.49)	$0.40

Weighted average shares outstanding (millions)	576.2	576.1	576.2	576.2

Shares outstanding at end of period (millions)	576.2	576.1	576.2	576.1

48     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Profit (loss) for the period	$(2,155)	$85	$(2,015)	$247

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $69, $44, $145 and $48)	73	70	170	84
Change in fair value of available-for-sale financial instruments (net of taxes of $nil, $1, $(2), and $(1))	(2)	(9)	5	9
Cash flow hedges (net of taxes of $nil, $3, $(1) and $1)	-	(9)	4	(2)
Share of currency translation differences of associates and joint ventures	2	-	2	-
	73	52	181	91
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $11, $4, $(7) and $8)	(25)	(9)	9	(6)
Total other comprehensive income for the period	48	43	190	85
Total comprehensive income (loss) for the period	$(2,107)	$128	$(1,825)	$332

Total other comprehensive income attributable to:
Shareholders of the company	$43	$39	$178	$81
Non-controlling interests	5	4	12	4
	$48	$43	$190	$85

Total comprehensive income (loss) attributable to:
Shareholders of the company	$(2,103)	$123	$(1,837)	$314
Non-controlling interests	(4)	5	12	18
	$(2,107)	$128	$(1,825)	$332

49     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Operating activities
Profit (loss) for the period	$(2,155)	$85	$(2,015)	$247
Items not affecting operating cash flows:
Depreciation and amortization	331	338	1,033	1,003
Provision for (recovery of) income taxes	(767)	151	(614)	310
Share of losses of associates and joint ventures	-	-	1	2
Asset impairments	2,895	-	2,895	12
Loss (gain) on sale of investments and assets	(4)	1	(45)	1
Foreign exchange losses	35	10	56	6
Finance expense	79	79	236	223
Income taxes paid	(86)	(87)	(230)	(300)
Other	(26)	(24)	3	-
	302	553	1,320	1,504
Net change in non-cash working capital items	258	1	(56)	31
	560	554	1,264	1,535
Investing activities
Purchase of property, plant and equipment	(349)	(343)	(1,049)	(1,078)
Capitalized production stripping costs	(146)	(145)	(487)	(548)
Expenditures on financial investments and other assets	(15)	(6)	(69)	(32)
Proceeds from the sale of investments and other assets	327	12	391	17
	(183)	(482)	(1,214)	(1,641)
Financing activities
Issuance of debt	-	-	28	12
Repayment of debt	(13)	(16)	(70)	(54)
Debt interest paid	(188)	(156)	(404)	(347)
Purchase and cancellation of Class B subordinate voting shares	-	-	-	(5)
Dividends paid	(86)	(259)	(345)	(518)
Distributions to non-controlling interests	(21)	(6)	(26)	(17)
	(308)	(437)	(817)	(929)

Effect of exchange rate changes on cash and cash equivalents	91	87	225	116
Increase (decrease) in cash and cash equivalents	160	(278)	(542)	(919)

Cash and cash equivalents at beginning of period	1,327	2,131	2,029	2,772
Cash and cash equivalents at end of period	$1,487	$1,853	$1,487	$1,853

50     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
(CAD$ in millions)	2015	2014

ASSETS

Current assets
Cash and cash equivalents	$1,487	$2,029
Current income taxes receivable	144	100
Trade accounts receivable	951	1,036
Inventories (Note 7)	1,833	1,752
	4,415	4,917

Financial and other assets	813	894
Investments in associates and joint ventures	43	32
Project Corridor assets (Note 3(a))	866	-
Property, plant and equipment (Note 8)	27,071	28,925
Deferred income tax assets	335	361
Goodwill (Note 8)	1,111	1,710
	$34,654	$36,839

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,443	$1,663
Dividends payable (Note 10(d))	-	259
Current income taxes payable	10	59
Debt (Note 9)	439	428
	1,892	2,409

Debt (Note 9)	9,245	8,013
Deferred income tax liabilities	5,262	6,091
Retirement benefit liabilities	591	572
Other liabilities and provisions	605	918
	$17,595	$18,003
Equity
Attributable to shareholders of the company	16,825	18,606
Attributable to non-controlling interests	234	230
	17,059	18,836
	$34,654	$36,839

51     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2015	2014

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,502	6,503
Share repurchase	-	(2)
Issued on exercise of options	-	1
Reversal of tax provision (Note 15)	124	-
End of period	6,626	6,502

Retained earnings
Beginning of period	11,723	11,853
Profit (loss) for the period attributable to shareholders of the company	(2,015)	233
Dividends declared	(86)	(259)
Share repurchase	-	(2)
Remeasurements of retirement benefit plans	9	(6)
End of period	9,631	11,819

Contributed surplus
Beginning of period	149	130
Share option compensation expense	18	13
End of period	167	143

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 10(b))
Beginning of period	225	104
Other comprehensive income	178	81
Less remeasurements of retirement benefit plans recorded in retained earnings	(9)	6
End of period	394	191

Non-controlling interests
Beginning of period	230	214
Profit for the period attributable to non-controlling interests	-	14
Other comprehensive income attributable to non-controlling interests	12	4
Other	18	7
Dividends or distributions	(26)	(17)
End of period	234	222
Total equity	$17,059	$18,884

52     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.     BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. The Board of Directors authorized these financial statements for issue on October 21, 2015.

2.     NEW IFRS PRONOUCEMENT

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) as a result of a joint revenue project with the Financial Accounting Standards Board (FASB). The standard initially had an effective date of January 1, 2017. However, subsequent to the FASB’s decision to defer the adoption of their new revenue standard to 2018, the IASB issued an amendment to IFRS 15 in September 2015. This amendment formalized the deferral of the effective date of IFRS 15 by one year to January 1, 2018. Early application of IFRS 15 is still permitted. We are currently assessing the effect of this standard on our financial statements.

3.     TRANSACTIONS

a)     Project Corridor

On August 27, 2015, we announced an agreement to combine our Relincho project with the El Morro project owned by GOLDCORP INC. (Goldcorp) into a single project. We will contribute our interest in Relincho and Goldcorp will contribute their interest in El Morro into a 50/50 joint venture, which will have an interim name of Project Corridor. We expect that this transaction will close in the fourth quarter.

As at September 30, 2015, we have reclassified the non-current assets of Relincho to “Project Corridor assets” on the balance sheet. We have assessed the fair value of the Relincho assets and determined that the carrying value of the assets is less than the fair value. Accordingly, no impairment charge was recorded as at September 30, 2015 with respect to Relincho. The Relincho assets are presented in the Copper reportable segment. We are still assessing the accounting treatment of this transaction but expect to record a gain in the fourth quarter on the contribution of our interest in the Relincho project into the new Project Corridor joint venture entity in exchange for a 50% interest. We expect to equity account for our interest in the joint venture entity beginning in the fourth quarter.

b)     Gold Stream Agreement

On July 8th, 2015, our subsidiary Compañia Minera Teck Carmen de Andacollo (Carmen de Andacollo) sold an interest in gold reserves and resources from the Carmen de Andacollo mine (Andacollo mine) to RGLD Gold AG (RGLDAG), a wholly owned subsidiary of Royal Gold, Inc. Under the terms of the agreement, RGLDAG is entitled to an amount of gold equal to 100% of the payable gold produced from the Andacollo mine until 900,000 ounces have been delivered, and 50% thereafter. RGLDAG will pay a cash price of 15% of the monthly average gold price at the time of each delivery. Carmen de Andacollo and Royal Gold Chile Limitada, a wholly owned subsidiary of Royal Gold, Inc., terminated an earlier royalty agreement entered into in 2010. Under the terminated royalty agreement, Royal Gold Chile Limitada was entitled to a payment based on 75% of payable gold produced from Andacollo mine until 910,000 ounces had been delivered, and 50% thereafter.

53     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.     TRANSACTIONS

We have increased our cash position by US$162 million as a result of Carmen de Andacollo entering into the new agreement and terminating the separate royalty agreement from 2010. We have recorded the transaction on a net basis as a sale of an incremental mineral property interest and the net consideration has been accounted for as a recovery of mineral property costs. Accordingly, no gain or loss was recognized on the transaction. The 15% ongoing payment contains an embedded derivative relating to the gold price that will be marked to market each period with changes flowing through profit.

c)     Silver Stream Agreement

On October 7, 2015, we announced that we have entered into a long-term streaming agreement with a subsidiary of Franco-Nevada Corporation (Franco-Nevada) linked to production at the Antamina mine. We hold a 22.5% interest in Compañía Minera Antamina S.A. (CMA) which owns and operates the Antamina mine.

Subsequent to quarter end, we received a payment of US$610 million from Franco-Nevada, who will also pay 5% of the spot price at the time of delivery for each ounce of silver delivered under the agreement. We will deliver silver to Franco-Nevada equivalent to 22.5% of payable silver sold by CMA, using a silver payability factor of 90%. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one third. Closing of the transaction occurred on October 9, 2015.

CMA is not a party to the agreement with Franco Nevada and our rights as a shareholder of CMA are unaffected by the agreement.

We expect to record the transaction as a disposition of a partial mineral property interest and the consideration to be accounted for as a recovery of mineral property costs. Accordingly, no gain or loss is expected to be recognized on the transaction. The 5% ongoing payment contains an embedded derivative relating to the silver price that will be marked to market each period with changes flowing through profit.

4.     OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Settlement pricing adjustments	$(141)	$(28)	$(217)	$(60)
Share-based compensation (Note 10(a))	5	(3)	(7)	(16)
Environmental and care and maintenance costs	(15)	2	(14)	(35)
Social responsibility and donations	(2)	(3)	(6)	(11)
Gain (loss) on sale of assets	-	(1)	36	(1)
Commodity derivatives	5	4	(7)	-
Other	(26)	(12)	(47)	(44)
	$(174)	$(41)	$(262)	$(167)

54     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.     FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Debt interest	$113	$95	$325	$285
Financing fees and discount amortization	2	2	6	5
Net interest expense on retirement benefit plans	4	4	10	12
Accretion on decommissioning and restoration provisions	14	18	45	52
Other	5	2	16	6

	138	121	402	360
Less capitalized borrowing costs	(59)	(42)	(166)	(137)
	$79	$79	$236	$223

6.     NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2015	2014	2015	2014

Foreign exchange losses	$(35)	$(10)	$(56)	$(6)
Provision for marketable securities	(13)	(6)	(20)	(6)
Gain on sale of investments	4	-	8	-
Other	-	-	-	(3)
	$(44)	$(16)	$(68)	$(15)

7.     INVENTORIES

Inventories are recorded at the lower of cost and net realizable value. During the three months ended September 30, 2015, total inventory write-downs were $61 million (September 30, 2014 – $25 million) of which $55 million were included as part of cost of sales and $6 million were included as part of other operating expense as it relates to the closed Duck Pond mine. Inventory write-downs for the nine months ended September 30, 2015 and 2014 were $93 million and $89 million, respectively.

55     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.     ASSET IMPAIRMENTS

In preparing consolidated financial statements, we make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses recorded. Management makes estimates and judgments that are believed to be reasonable under the circumstances. However, actual results could differ from our estimates. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates and judgments are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Impairment testing is an area that requires significant judgment, both in assessing whether certain factors would be considered an indicator of impairment and when an indicator is present, determining the inputs used in preparing discounted cash models.

We consider both internal and external information to determine whether there is an indicator of impairment present. When, as a result, impairment testing is required, discounted cash flow models are used to determine the recoverable amounts of respective assets. Significant assumptions used in preparing these discounted cash flow models include commodity prices, reserves and resources, mine plans, operating costs, capital expenditures, discount rates, foreign exchange rates, tax assumptions and inflation rates. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of impairment charges recorded in the statement of income and the resulting carrying values of assets.

In light of current economic conditions we have revised our market participant long-term price expectations for copper, zinc, steelmaking coal and oil and performed a detailed review of impairment indicators across all of our operations and assets. Where required, we have estimated the recoverable amount of our assets on a fair value less costs of disposal basis (FVLCD). We have assessed whether the recoverable amount determined using a FVLCD or value in use basis was greater. For all of our assets where carrying values exceeded their recoverable amount, we have determined that the FVLCD was greater.

In our copper, zinc, steelmaking coal and energy business units we have identified Cash Generating Units (CGUs) with carrying values that exceed the estimated recoverable amounts. FVLCD was estimated using a discounted cash flow methodology taking into account assumptions likely to be made by market participants, which is classified as Level 3 within the fair value measurement hierarchy. Cash flow projections are based on current life of mine plans and exploration potential.

56     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.     ASSET IMPAIRMENTS, continued

The impairment charges recorded in each reportable segment are as follows:
Reportable Segment	Steelmaking Coal	Copper	Zinc	Energy
Cash Generating Unit	Steelmaking Coal Assets CGU	Carmen de Andacollo	Pend Oreille	Fort Hills
Nature of the asset	Steelmaking Coal mines in Canada	Copper mine in Chile	Zinc mine in U.S	Oil Sands in Canada

(CAD$ in millions)
Post-tax recoverable amount	$10,002	$1,051	$39	$2,177
Post-tax impairment of property, plant and equipment	952	166	19	343
Post-tax impairment of goodwill	501	174	-	-

(CAD$ in millions)	Steelmaking Coal Assets CGU	Carmen de Andacollo	Pend Oreille	Fort Hills	Total

Impairment recorded in profit	$1,987	$413	$31	$464	$2,895
Less tax effect – recovery	(534)	(73)	(12)	(121)	(740)
Post-tax impairment recorded in profit	$1,453	$340	$19	$343	$2,155

During the nine months ended September 30, 2014, we recorded an asset impairment of $12 million relating to our Duck Pond Operations due to the short remaining mine life.

The key inputs, where applicable, used to estimate the FVLCD of each CGU as at September 30, 2015 are determined as follows:

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Our key price assumptions are based on current prices over the next three years escalating to a real long-term price. For steelmaking coal, copper and zinc, we use the current price in the initial years which is gradually escalated over the next three years, reaching a real long-term price in 2020 of US$130 per tonne, US$3.00 per pound and US$1.00 per pound for steelmaking coal, copper and zinc, respectively.

For impairment testing of assets within our Energy business unit, we have used a long-term West Texas Intermediate (WTI) price of US$75 per barrel and a Western Canadian Select (WCS) differential of US$10.50 per barrel.

57     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.     ASSET IMPAIRMENTS, continued

Reserves and Resources

Future mineral production is included in projected cash flows based on mineral reserve and resource estimates and exploration and evaluation work, undertaken by appropriately qualified persons.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subject to on-going optimization and review by management.

Discount Rates

Discount rates used are based on the weighted average cost of capital for a mining industry peer group and are calculated with reference to current market information. Adjustments to the rate are made for any risks that are not reflected in the underlying cash flows. A 5.8% real, 7.9% nominal, post-tax discount rate was used to discount cash flow projections in all of our FVLCD discounted cash flows.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. The Canadian – U.S. dollar foreign exchange rate assumption used in 2016 was 1 U.S. dollar to 1.34 Canadian dollars. The long-term Canadian – U.S. dollar foreign exchange assumption used from 2020 onwards was 1 U.S. dollar to 1.25 Canadian dollars.

Inflation Rates

Inflation rates are based on average historical inflation for the location of each operation and long-term government bond yields. Inflation rates are benchmarked with external sources of information and are within a range used by market participants. The inflation rate for all FVLCD calculations was 2%.

Sensitivity

We noted impairment indicators at Teck Coal, Quebrada Blanca and Carmen de Andacollo and the recoverable amount of the CGUs associated with the goodwill balances has been estimated. Goodwill balances have been adjusted to their recoverable amounts for Teck Coal and Carmen de Andacollo. The recoverable amount for Quebrada Blanca significantly exceeded the carrying amount and no impairment was recorded at September 30, 2015.

58     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.     ASSET IMPAIRMENTS, continued

The impairment charges we have recorded are most sensitive to changes in long-term prices for steelmaking coal, copper, WTI Oil and Canadian-U.S. dollar exchange rates. These assumptions interrelate significantly with each other and with our operating plans. For example, a decrease in the assumed price of steelmaking coal could result in amendments to the mine plans which would partially offset the effect of lower prices. In addition, WTI Oil and Canadian-U.S. dollar exchange rates are generally considered to have an inverse relationship. It is difficult to determine how all of these factors would interrelate, but in deriving a fair value, we believe all of these factors need to be considered. Ignoring these interrelationships, a US$1 decrease in long-term price assumptions in the steelmaking coal, a US$0.01 decrease in the copper price and a US$1 per barrel decrease in the WTI price would result in additional post-tax impairments of approximately $340 million, $15 million and $110 million, respectively. A $0.01 weakening of the Canadian dollar against the U.S. dollar would result in additional impairment of approximately $370 million in total. A further decrease in these assumptions does not correspond with a proportionate increase in a potential impairment charge as effects would be limited to the remaining carrying values.

9.     DEBT

(CAD$ in millions)	September 30, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

5.375% notes due October 2015 (US$300 million)	$400	$400	$348	$358
3.15% notes due January 2017 (US$300 million)	400	378	347	356
3.85% notes due August 2017 (US$300 million)	398	352	345	360
2.5% notes due February 2018 (US$500 million)	664	530	577	569
3.0% notes due March 2019 (US$500 million)	664	476	577	567
4.5% notes due January 2021 (US$500 million)	663	448	576	581
4.75% notes due January 2022 (US$700 million)	929	603	807	796
3.75% notes due February 2023 (US$750 million)	989	613	859	788
6.125% notes due October 2035 (US$700 million)	918	520	796	752
6.0% notes due August 2040 (US$650 million)	863	486	750	672
6.25% notes due July 2041 (US$1,000 million)	1,319	739	1,147	1,075
5.2% notes due March 2042 (US$500 million)	658	370	572	491
5.4% notes due February 2043 (US$500 million)	660	371	573	490
Antamina term loan due April 2020	30	30	26	26
Other	129	129	141	141
	9,684	6,445	8,441	8,022
Less current portion of long-term debt	(439)	(439)	(428)	(438)
	$9,245	$6,006	$8,013	$7,584

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 14). On October 1, 2015, we repaid the 5.375% notes of US$300 million.

59     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.     DEBT, continued

a)      Revolving Credit Facilities

At September 30, 2015, we had two undrawn committed revolving credit facilities in the amounts of US$3.0 billion and US$1.2 billion. The facility for US$1.2 billion is available until June 2017 and can be drawn fully for cash or letters of credit. The facility for US$3.0 billion is available until July 2020 and has a letter of credit sub-limit of US$1 billion. Any amounts drawn under these facilities can be repaid at any time and are due in full at maturity. Any outstanding amounts under the facilities bear interest at LIBOR plus an applicable margin based on our credit ratings. These facilities require that our total debt to capitalization debt ratio not exceed 0.5 to 1.0. As at September 30, 2015, we were in compliance with all debt covenants and default provisions.

We also maintain uncommitted bilateral credit facilities for the issuance of letters of credit, primarily to support our future reclamation obligations. At September 30th, 2015, these facilities totaled $1.5 billion and outstanding letters of credit issued thereunder were $1.15 billion.

As a result of the loss of our investment grade rating in the third quarter, we are required to deliver an aggregate of US$672 million of letters of credit in the fourth quarter relating to financial security requirements under power purchase contracts for our Quebrada Blanca Operations. These letters of credit would be terminated if and when we regain investment grade ratings.

10.   EQUITY

a)     Share-Based Compensation

During the first three quarters of 2015, we granted 6,128,621 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $19.13, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $4.66 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 0.71%, a dividend yield of 4.63% and an expected volatility of 40%.

During the first three quarters of 2015, we issued 1,630,669 deferred, restricted and performance share units to employees and directors. Deferred, restricted and performance share units issued vest immediately for directors and vest in three years for employees. Furthermore, the performance share units have a performance vesting criterion that may increase or decrease the number of units ultimately vested. The total number of deferred, restricted and performance share units outstanding at September 30, 2015 was 4,470,304.

A share-based compensation recovery of $5 million (2014 - $3 million compensation expense) and a share-based compensation expense of $7 million (2014 - $16 million) was recorded for the three and nine months ended September 30, 2015, respectively, in respect of all outstanding share options and units.

60     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.   EQUITY, continued

b)     Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are:
	September 30,	September 30,
(CAD$ in millions)	2015	2014

Currency translation differences	$405	$187
Unrealized gain on available-for-sale financial assets (net of tax of $(1) and $(1))	9	14
Unrealized loss on cash flow hedges (net of tax of $nil and $2)	-	(4)
Share of currency translation differences of associates and joint ventures	2	-
	$416	$197

Accumulated other comprehensive income attributable to:
Shareholders of the company	$394	$191
Non-controlling interests	22	6
	$416	$197

c)     Normal Course Issuer Bid

Our current normal course issuer bid expired on July 1, 2015.

d)     Dividends

Dividends of $0.15 per share were declared on our Class A common shares and Class B subordinate voting shares with a record date of June 15, 2015 and were paid on July 2, 2015.

61     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.   SEGMENTED INFORMATION

Based on the principal products we produce and our development projects, we have five reportable segments – steelmaking coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out on terms that arm’s length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets and liabilities have been allocated between segments.

	Three months ended September 30, 2015
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenue	$719	$576	$886	$1	$-	$2,182
Less: Inter-segment revenue	-	-	(81)	-	-	(81)
Revenue	719	576	805	1	-	2,101
Cost of sales	(692)	(494)	(574)	(2)	-	(1,762)
Gross profit (loss)	27	82	231	(1)	-	339
Asset impairments	(1,987)	(413)	(31)	(464)	-	(2,895)
Other operating income (expenses)	(14)	(112)	(24)	(1)	(95)	(246)
Profit (loss) from operations	(1,974)	(443)	176	(466)	(95)	(2,802)

Net finance expense	(5)	(4)	(7)	-	(60)	(76)
Non-operating income (expense)	12	(5)	13	-	(64)	(44)
Profit (loss) before tax	(1,967)	(452)	182	(466)	(219)	(2,922)
Capital expenditures	$105	$120	$45	$223	$2	$495

62     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.   SEGMENTED INFORMATION, continued
	Three months ended September 30, 2014
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	798	628	900	1	-	2,327
Less: Inter-segment revenues	-	-	(77)	-	-	(77)
Revenues	798	628	823	1	-	2,250
Cost of sales	(788)	(459)	(588)	(1)	-	(1,836)
Gross profit	10	169	235	-	-	414
Other operating income (expenses)	(5)	(45)	15	(3)	(46)	(84)
Profit (loss) from operations	5	124	250	(3)	(46)	330

Net finance expense	(11)	(5)	(8)	-	(54)	(78)
Non-operating income (expense)	9	(2)	6	(1)	(28)	(16)
Profit (loss) before tax	3	117	248	(4)	(128)	236
Capital expenditures	139	111	51	184	3	488

	Nine months ended September 30, 2015
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenue	$2,348	$1,803	$2,224	$3	$-	$6,378
Less: Inter-segment revenue	-	-	(254)	-	-	(254)
Revenue	2,348	1,803	1,970	3	-	6,124
Cost of sales	(2,177)	(1,453)	(1,491)	(5)	-	(5,126)
Gross profit (loss)	171	350	479	(2)	-	998
Asset impairments	(1,987)	(413)	(31)	(464)	-	(2,895)
Other operating income (expenses)	(33)	(200)	(17)	(6)	(175)	(431)
Profit (loss) from operations	(1,849)	(263)	431	(472)	(175)	(2,328)

Net finance expense	(20)	(11)	(24)	-	(177)	(232)
Non-operating income (expense)	32	(6)	34	-	(128)	(68)
Share of losses of associates and joint ventures	-	-	-	-	(1)	(1)
Profit (loss) before tax	(1,837)	(280)	441	(472)	(481)	(2,629)
Capital expenditures	362	364	118	689	3	1,536
Goodwill	701	410	-	-	-	1,111
Total assets	14,795	10,432	3,496	3,616	2,315	34,654
Net assets	$10,163	$7,730	$2,643	$3,071	$(6,548)	$17,059

63     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.   SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2014
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	2,511	1,930	2,102	2	-	6,545
Less: Inter-segment revenues	-	-	(202)	-	-	(202)
Revenues	2,511	1,930	1,900	2	-	6,343
Cost of sales	(2,359)	(1,401)	(1,462)	(2)	-	(5,224)
Gross profit	152	529	438	-	-	1,119
Asset impairments	-	(12)	-	-	-	(12)
Other operating income (expenses)	(21)	(79)	(29)	(8)	(176)	(313)

Profit (loss) from operations	131	438	409	(8)	(176)	794

Net finance expense	(30)	(17)	(24)	-	(149)	(220)
Non-operating income (expense)	10	(7)	5	(1)	(22)	(15)
Share of losses of associates and joint ventures	-	-	-	-	(2)	(2)
Profit (loss) before tax	111	414	390	(9)	(349)	557
Capital expenditures	536	429	150	498	13	1,626
Goodwill	1,203	489	-	-	-	1,692
Total assets	17,463	9,620	3,374	2,977	3,013	36,447
Net assets	11,794	7,077	2,400	2,318	(4,705)	18,884

12.   CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2015, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA have reached an agreement regarding the remediation to be undertaken this year, and additional sampling will be required. The cost of the initial round of residential soil remediation and additional sampling is not expected to be material.

64     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

12.   CONTINGENCIES, continued

The Lake Roosevelt litigation involving Teck Metals Limited (TML) in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in a subsequent phase of the case.

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of the plaintiffs. The plaintiffs have subsequently filed amended pleadings in relation to air emissions. The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent TML motion seeking reconsideration of the dismissal. TML has been granted leave to appeal these decisions in the Ninth Circuit on an interlocutory basis, and the appeal is expected to be heard in the first quarter of 2016.

A hearing with respect to liability in connection with air emissions, if that claim survives, and related past response costs has been deferred in light of the interlocutory appeal, and a subsequent hearing with respect to claims for natural resource damages and assessment costs is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

13.   SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter resulting in the last two quarters of the year having higher profits and cash flows as finished inventories are sold.

65     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

14.   FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents and marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

66     Teck Resources Limited 2015 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

14.   FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2015 and December 31, 2014 are summarized in the following table:

(CAD$ in millions)	September 30, 2015				December 31, 2014

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$1,202	$-	$-	$1,202	$1,651	$-	$-	$1,651
Marketable equity securities	192	-	-	192	270	-	-	270
Debt securities	-	-	12	12	-	-	16	16
Settlements receivable	-	844	-	844	-	886	-	886
Derivative instruments	-	4	-	4	-	-	-	-
	$1,394	$848	$12	$2,254	$1,921	$886	$16	$2,823

Financial liabilities
Derivative instruments	$-	$6	$-	$6	$-	$23	$-	$23
Settlements payable	-	19	-	19	-	23	-	23
	$-	$25	$-	$25	$-	$46	$-	$46

As at September 30, 2015, we have measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a level 3 measurement. Refer to Note 8 for information about this fair value measurement.

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at December 31, 2014.

15.     INCOME TAXES

We recognize a credit or charge to the deferred tax provision when changes in facts or circumstances may affect the estimated tax basis.

During the quarter, the Canada Revenue Agency informed us that they will no longer proceed with the adjustment they proposed in 2013 to disallow the $346 million deduction in relation to a premium paid on the redemption of our Cominco exchangeable debentures in 2006. The proposed adjustment would have reduced the loss carryforward pools available to us to reduce taxes payable in the future. As this matter is now settled, we reversed a previously recognized charge to equity of $124 million.

67     Teck Resources Limited 2015 Third Quarter News Release